...commitment to innovation and service excellence

THIRD QUARTER REPORT

For the nine months ended September 30, 2005

TESCO

CORPORATE PROFILE
TESCO Corporation is a global leader in the design and delivery of technology based solutions for the drilling industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more cost effective solutions that add real value through reduced drilling and production costs. TESCO’s philosophy of reducing risk to personnel and assets — both surface and downhole — and increasing operational efficiencies is sustained on a foundation of technical innovation and superior customer service. Working around the world, TESCO continues to set new standards in drilling technology.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Quarters ended	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04

(millions of dollars)

Revenues
- Top Drives	40.5	33.9	37.6	28.4	31.0
- Casing Services	21.1	17.7	16.9	17.1	14.8

	61.6	51.6	54.5	45.5	45.8

Operating income(1)
- Top Drives	11.5	9.5	10.9	3.8	5.7
- Casing Services	4.2	3.7	4.7	3.3	2.9
- Corporate and other	(9.9)	(8.9)	(6.7)	(5.1)	(5.4)

	5.8	4.3	8.8	2.0	3.2

Financial income (expense)	(2.3)	1.2	(0.1)	(2.2)	(1.5)
Restructuring and other exceptional items	—	0.5	0.2	(4.9)	—
Pre-tax earnings (loss)	3.5	6.0	9.0	(5.1)	1.7
Income taxes	1.6	2.3	3.6	2.2	0.7
Net income (loss)	1.9	3.7	5.4	(7.2)	1.0
Basic and diluted net earnings (loss) per share	$0.05	$0.11	$0.15	$(0.21)	$0.03
Total assets	291.6	287.1	282.3	278.7	326.7
Debt	10.9	11.6	16.4	17.9	65.2
Cash	17.6	18.5	16.9	18.9	56.0

Net debt	(6.7)	(6.9)	(0.5)	(1.0)	9.2

Shareholders’ equity	236.0	232.1	226.9	219.0	224.9
(1) Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This discussion of the Corporation’s financial results is based on information available at November 2, 2005 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three and nine months ended September 30, 2005 and 2004.
Results of Operations
Overview
TESCO organizes its activities into two businesses, Top Drives and Casing Services, and the Corporation’s financial and operating data are presented consistent with that structure. The Top Drive business comprises top drive sales, top drive rentals and after market sales and service. The Casing Services business includes CASING DRILLING® and Casing Running, as well as downhole tool rental and accessory sales.
Quarters and Nine Months Ended September 30, 2005 and 2004
TESCO’s performance for the three and nine months ended September 30, 2005 improved compared to last year due to strong oil and gas drilling activity contributing to a favorable economic climate. The Corporation continued to pursue its strategy of growing the Casing Services business while improving focus on the core Top Drive product line.
Revenues for the three and nine months ended September 30, 2005 were $61.6 million and $167.7 million, an increase of $15.8 million and $34.2 million, respectively, over the comparable prior year periods. This is a three and nine month improvement of 34.4% and 25.6% as compared to the respective prior year periods.
Net earnings for the three and nine months ended September 30, 2005 were $1.9 million and $10.9 million, an increase of $0.9 million and $11.3 million, respectively, over the comparable prior year periods. These increases in earnings are primarily attributable to margins associated with the increased revenue, reduced in part by increased expenses associated with the hiring of additional key personnel and exchange rate losses. Exchange rate fluctuations impact reported results since a majority of the Corporation’s revenue outside Canada is denominated in US dollars and is translated into Canadian dollars at the exchange rate in effect for the period. The US dollar weakened against the Canadian dollar in the third quarter 2005 as the average conversion rate was $1.21 compared to $1.33 in the comparable quarter of 2004.
Segment Review
TOP DRIVE BUSINESS

For the Quarter Ended September 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues
— sales and after market support	16,987	41.9	13,574	43.7
— rental operations	23,522	58.1	17,472	56.3

Total Revenues	40,509	100	31,046	100

Operating income	11,479	28.3	5,668	18.3

Revenues for the third quarter of 2005 increased $9.5 million compared to third quarter 2004. The increase was driven by a $6.1 million increase in Top Drive rental operations primarily due to an increase in the number of rental days and a $3.4 million increase in Top Drive sales resulting from the sale of four additional units during the third quarter of 2005.

TESCO CORPORATION 2005 THIRD QUARTER REPORT	1

Operating income for the third quarter of 2005 increased $5.8 million when compared to the third quarter of 2004 and was driven primarily by the increased activity discussed above.

Nine Months Ended September 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues
— sales and after market support	46,123	41.2	35,634	39.3
— rental operations	65,848	58.8	55,079	60.7

Total revenues	111,971	100	90,713	100

Operating income	31,845	28.4	15,128	16.7

Revenues for the nine months ended September 30, 2005 increased $21.3 million to $112.0 million, an increase of 23.4% over the comparable period last year. The higher revenue was driven by a $10.8 million increase in Top Drive rental operations resulting from an increase in operating days and a $10.5 million increase in Top Drive sales and after market support. The number of units delivered in the nine months ended September 30, 2005 increased 87% over the comparable period of 2004. The Corporation received bookings for 51 Top Drives in the first three quarters of 2005 and the backlog of undelivered Top Drives was 28 units as of September 30, 2005.
Operating income for the first three quarters of 2005 increased to $31.8 million from $15.1 million, a $16.7 million increase over the comparable period last year. The margin associated with the increase in Top Drive rental days and higher Top Drive unit sales were the principal drivers of the increase in operating income.
CASING SERVICES BUSINESS

For the Quarter Ended September 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues	21,115	100	14,803	100

Operating income	4,167	19.7	2,853	19.3

Revenues for the third quarter of 2005 increased $6.3 million compared to the third quarter 2004. The 2005 results reflect a higher rig utilization rate, the addition of three leased rigs within the fleet and increased prices for proprietary casing running services and CASING DRILLING® operations.
Operating income in third quarter 2005 was $4.2 million compared to $2.9 million in the comparable quarter of 2004 reflecting the flow-through of increased activity and higher prices.

For the Nine Months Ended September 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues	55,704	100	42,802	100

Operating income	12,530	22.5	5,150	12.0

Revenues for the nine months ended September 30, 2005 increased $12.9 million to $55.7 million, an increase of 30.1% over the comparable period last year. The increase was caused by a higher utilization rate, the addition of three leased rigs and increased prices for proprietary casing running services and CASING DRILLING® operations.

2	TESCO CORPORATION 2005 THIRD QUARTER REPORT

Operating income increased for the first three quarters of 2005 by $7.4 million compared to the comparable period last year reflecting the flow-through of increased activity and higher prices.
Corporate and Other Items
Research and Engineering expense for the three and nine months ended September 30, 2005 was $2.0 million and $4.3 million, an increase of $1.2 million and $0.9 million, respectively, from the comparable prior year periods. These increases are primarily due to increased product development activity in 2005 focusing on the commercialization and enhancement of existing proprietary technologies.
Sales and Marketing expense for the three and nine months ended September 30, 2005 was $1.5 million and $5.5 million, a decrease of $0.2 million and an increase of $0.3 million, respectively, from the comparable prior year periods. On an overall basis expenses remained relatively even to the comparable prior year periods.
General and Administrative expense for the three and nine months ended September 30, 2005 was $5.6 million and $15.4 million, an increase of $2.0 million and $5.1 million, respectively, from the comparable prior year periods. These increases reflect the addition of certain senior management personnel and higher insurance, consultancy and bonus compensation accruals in 2005.
Stock Compensation expense for the three and nine months ended September 30, 2005 was $1.3 million and $3.3 million, an increase of $0.5 million and $1.4 million, respectively, from the comparable prior year periods. The granting of additional stock options drove the increase in these expenses.
Financial (Income) Expense

	Quarter ended		Nine Months ended
	September 30		September 30

$000	2005	2004	2005	2004

Interest income	(170)	(206)	(413)	(645)
Interest expense	138	1,281	603	3,823

Net interest (income) expense	(32)	1,075	190	3,178
Foreign exchange loss	2,302	370	885	503
Other financial items	27	93	107	311

	2,297	1,538	1,182	3,992

Both interest income and expense were lower in 2005 than 2004 as the Corporation repaid debt with surplus cash and retired its Senior Notes in October 2004. Foreign exchange gains recorded in the first two quarters of 2005 were offset by losses occurring within the third quarter which was caused by the weakening of the US dollar to the Canadian dollar.
Income Taxes
The Corporation recorded a tax expense of $1.6 million for the third quarter on pre-tax earnings of $3.5 million This compares to a tax expense of $0.7 million for the comparable quarter of 2004. The overall effective tax rate for the nine months ending September 30, 2005 is 40.9%. The effective tax rate is influenced by a number of factors, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility of certain expenses, principally stock compensation expense.

TESCO CORPORATION 2005 THIRD QUARTER REPORT	3

Liquidity and Capital Resources
The Corporation had $17.6 million in cash at September 30, 2005 compared to debt of $10.9 million, resulting in cash, net of debt, of $6.7 million. At September 30, 2004, the Corporation had debt of $65.2 million and cash of $56.0 million resulting in net debt of $9.2 million. In October 2004, the Corporation repaid in full its US$46.5 million Senior Notes. Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating cash requirements and capital expenditures for 2005. The Corporation has a capital expenditure forecast for full year 2005 of approximately $21 million, of which the largest component is targeted for casing running equipment.
Financial Instruments and Contractual Commitments
In August 2005, the Corporation agreed to the sale of its four CASING DRILLING® rigs and related assets to Turnkey E&P Inc., a privately held Canadian company for gross proceeds of approximately US$35 million and warrants to purchase approximately 5% of Turnkey E&P Inc.. Completion of the sale, which is conditional on the purchaser obtaining financing, will be on or before December 22, 2005.
In November 2005, TESCO Corporation agreed to sell its investment in Drillers Technology Corp. (DTC) to Saxon Energy Services, Inc. (Saxon) for the tender offer price of $1.85 per share. If Saxon’s offer is successful, the Corporation’s 5,400,000 DTC shares will result in proceeds to the Corporation of approximately $10 million. The acquisition by Saxon of DTC is subject to certain conditions which must be fulfilled by both parties pursuant to the terms of the acquisition agreement.
On November 2, 2005, the Corporation purchased the assets of Tong Specialty and Cheyenne Services for approximately US$50 million. Tong Specialty is based in Lafayette, Louisiana and Cheyenne Services is based in Houston, Texas. Both companies provide a broad offering of tubular running and related services offshore in the US Gulf of Mexico and onshore in Texas and Louisiana. These companies supply equipment and personnel for the installation of tubing and casing, including power tongs, pick-up/lay-down units, torque monitoring services, connection testing services and power swivels for new well construction in work-over and re-entry operations. Additionally, Cheyenne Services is a leader in the installation service of deep water smart well completion equipment using its proprietary technology.
These businesses will be combined with the Corporation’s existing tubular services operations in the US and will provide immediate expansion opportunities for the Corporation’s proprietary casing running service delivered with its Casing Drive System™ (CDS™) technology. Tong Specialty’s and Cheyenne Services’ base locations, corresponding service delivery capacity and client portfolios will provide the Corporation with significant additional market access, and generate CDS™ deployment opportunities, allowing mainstream accessibility to the safety and efficiency of the CDS™ tool.
The combined purchase price of these two all-cash acquisitions totals approximately US$50 million. In connection with these transactions and subsequent to September 30, 2005, the Corporation has retired all outstanding debt, cancelled its existing credit facilities and has entered into a new US$100 million credit facility with JPMorgan Chase, N.A. to fund these acquisitions, finance potential future acquisitions, and provide working capital support.
Outlook
The Corporation remains focused on its strategy to grow the company through the expansion of Casing Services and continued commitment to its core Top Drive business. TESCO continues to evaluate potential acquisitions that would help leverage its proprietary technology.

4	TESCO CORPORATION 2005 THIRD QUARTER REPORT

Consolidated Balance Sheets
At September 30, 2005 and December 31, 2004
(Thousands of Canadian Dollars)

		September 30,	December 31,
	NOTES	2005	2004
		unaudited
ASSETS
CURRENT ASSETS
Cash and short term deposits		$17,614	$18,879
Accounts receivable
— trade		52,618	37,913
— prepaid and other		5,545	3,027
Income taxes recoverable		4,454	4,074
Inventories		45,369	33,999
Future income taxes		5,765	6,071

Total Current Assets		131,365	103,963

Property, plant and equipment		87.530	127,043
Property held for sale	6	29,194	1,027
Investment		7,830	7,830
Goodwill and other intangibles		17,643	18,364
Future income taxes		12,129	15,636
Other assets		5,877	4,869

Total Assets		$291,568	$278,732

LIABILITIES
CURRENT LIABILITIES
Current portion of long term debt	5	$2,213	$3,095
Bank borrowings		8,708	12,036
Accounts payable and accrued liabilities		34,051	29,543

Total Current Liabilities		44,972	44,674

Long term debt	5	—	2,808
Future income taxes		10,641	12,271

Total Liabilities		55,613	59,753

Contingencies	7

SHAREHOLDERS’ EQUITY
Share capital	4	160,270	157,237
Contributed surplus		7,768	4,741
Retained earnings		67,917	57,001

Total Shareholders’ Equity		235,955	218,979

Total Liabilities & Shareholders’ Equity		$291,568	$278,732

TESCO CORPORATION 2005 THIRD QUARTER REPORT	5

Consolidated Statements of Earnings and Retained Earnings
Three and Nine Months Ended September 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

		Three months		Nine months
	NOTES	2005	2004	2005	2004

REVENUES		$61,624	$45,848	$167,675	$133,515

EXPENSES
Cost of sales and services	2	45,366	35,622	120,248	108,285
Research and engineering		2,020	813	4,264	3,391
Sales and marketing		1,541	1,746	5,497	5,169
General and administrative	2	5,602	3,624	15,367	10,275
Stock compensation		1,249	795	3,341	1,933

		55,778	42,600	148,717	129,053

Operating income		5,846	3,248	18,958	4,462
Financial expense	3	2,297	1,538	1,182	3,992

Earnings from operations before restructuring and other exceptional items		3,549	1,710	17,776	470

Restructuring and other exceptional items	6	74	—	(684)	—

Earnings before income taxes		3,475	1,710	18,460	470

Income taxes
Current		241	843	5,360	5,748
Future		1,364	(147)	2,184	(4,934)

		1,605	696	7,544	814

Net earnings for the period		1,870	1,014	10,916	(344)
Retained earnings, beginning of period		66,047	63,212	57,001	64,570

Retained earnings, end of period		$67,917	$64,226	$67,917	$64,226

Earnings per share:
Basic		$0.05	$(0.03)	$0.31	$(0.01)
Diluted		$0.05	$(0.03)	$0.31	$(0.01)
Weighted average number of shares:
Basic		35,190,246	34,747,247	35,131,480	34,716,963
Diluted		35,680,117	34,946,323	35,451,931	34,716,963

6	TESCO CORPORATION 2005 THIRD QUARTER REPORT

Consolidated Statements of Cash Flows
Three and Nine Months Ended September 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months
	2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings for the period	$1,870	$1,014	$10,916	$(344)
Adjustments to reconcile net earnings to net cash provided by operating activities
Stock compensation expense	1,249	795	3,341	1,933
Future income taxes	1,364	(147)	2,184	(4,934)
Depreciation and amortization	5,117	4,774	14,534	14,221
Amortization of financial items	—	22	—	66
(Gain) loss on disposal of fixed assets	(365)	(761)	(4,959)	(191)
(Gain) loss on sale of property held for sale	74	—	(684)	—
Foreign exchange (gains) losses	(680)	(903)	(254)	59
(Increase) decrease in accounts receivable	(6,176)	765	(17,223)	1,430
Increase in income taxes recoverable	(1,996)	(743)	(380)	(729)
(Increase) decrease in inventories	(5,082)	1,593	(11,370)	5,265
Increase (decrease) in accounts payable and accrued liabilities	5,275	(5,743)	7,976	(8,685)
Payment related to future taxes	—	(1,266)	—	(1,266)

Net cash (used) provided by operating activities	650	(600)	4,081	6,825

INVESTING ACTIVITIES
Additions to property, plant and equipment	(7,280)	(3,140)	(15,174)	(7,092)
Proceeds on sale of fixed assets	6,610	3,916	15,635	4,232
Proceeds on sale of property held for sale	—	2,747	2,789	2,747
Purchase of Bo Gray assets	—	—	—	(134)
Other assets:
— payments	—	(1,664)	(2,295)	(2,203)
— receipts	1,035	88	2,280	3,079
Decrease in accounts payable from:
Purchase of Bo Gray assets	—	—	(3,468)	(3,334)

Net cash (used) provided by investing activities	365	1,947	(233)	(2,705)

FINANCING ACTIVITIES
Borrowings (repayment) of debt	(39)	(226)	(6,764)	(668)
Proceeds from exercise of stock options	687	1,628	2,718	1,803

Net cash (used) provided by financing activities	648	1,402	(4,046)	1,135

continued on page 8

TESCO CORPORATION 2005 THIRD QUARTER REPORT	7

Consolidated Statements of Cash Flows (continued)
Three and Nine Months Ended September 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months
	2005	2004	2005	2004

Effect of foreign exchange (losses) gains on cash balances	(2,572)	(2,830)	(1,067)	(1,339)

Net increase (decrease) in cash and cash equivalents	(909)	(81)	(1,265)	3,916
Net cash and cash equivalents, beginning of period	18,523	56,072	18,879	52,075

Net cash and cash equivalents, end of period	$17,614	$55,991	$17,614	$55,991

Supplemental Disclosures
Cash paid for interest	$138	$2,443	$603	$4,886
Cash paid for income taxes	1,595	2,852	6,404	7,743

Cash receipts for interest	$170	$226	$413	$606
Cash receipts for income taxes	—	—	2,250	—

Cash is comprised of:
Bank balances	$17,614	$19,886	$17,614	$19,886
Money Market Instruments	—	36,105	—	36,105

	$17,614	$55,991	$17,614	$55,991

8	TESCO CORPORATION 2005 THIRD QUARTER REPORT

Notes To The Consolidated Financial Statements
Nine months ended September 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited
1. Accounting Policies
These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2004.
2. Depreciation and Amortization
Depreciation and amortization expense is included in the consolidated statement of earnings as follows:

	Three months		Nine months
	2005	2004	2005	2004

Cost of sales and services	$4,652	$4,284	$13,249	$12,773
General and administrative expense	465	490	1,285	1,448

	$5,117	$4,774	$14,534	$14,221

3. Financial (Income) Expense

	Three months		Nine months
	2005	2004	2005	2004

Interest income	$(170)	$(206)	$(413)	$(645)
Interest expense	138	1,281	603	3,823
Foreign exchange loss	2,302	370	885	503
Other financial items	27	93	107	311

	$2,297	$1,538	$1,182	$3,992

4. Share Capital

	2005		2004
	# of shares	$	# of shares	$

Issued common shares:
Balance, January 1	34,957,680	157,237	34,706,130	155,237
Exercise of stock options	183,700	1,653	10,000	70

Balance, March 31	35,141,380	158,890	34,716,130	155,307
Exercise of stock options	39,333	378	15,000	105

Balance, June 30	35,180,713	159,268	34,731,130	155,412
Exercise of stock options	50,400	1,002	201,550	1,628

Balance, September 30	35,231,113	160,270	34,932,680	157,040

Stock options:
The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the nine months ended September 30, 2005 and 2004 are:

	2005		2004
		Average		Average
		exercise		exercise
	# of options	price	# of options	price

Balance, January 1	2,536,000	$14.01	2,097,700	$14.88
Granted	10,000	14.39	—	—
Exercised	(183,700)	8.99	(10,000)	7.00
Expired	(62,175)	14.21	(3,350)	17.90

Balance, March 31	2,300,125	$14.41	2,084,350	$14.91

Granted	700,500	$11.58	610,000	$9.89
Exercised	(39,333)	11.32	(15,000)	7.00
Expired	(135,125)	14.88	(66,000)	14.40

TESCO CORPORATION 2005 THIRD QUARTER REPORT	9

	2005		2004
		Average		Average
		exercise		exercise
	# of options	price	# of options	price

Balance, June 30	2,826,167	$13.73	2,613,350	$13.85

Granted	121,500	15.20	300,000	11.74
Exercised	(50,400)	12.34	(201,550)	8.08
Expired	(109,200)	15.15	(117,100)	14.15

Balance, September 30	2,788,067	$13.76	2,594,700	$14.04

Details of options granted since January 1, 2005 and their estimated fair values, determined using the Black-Scholes option-pricing model, are:

	Options	Exercise	Risk Free		Fair Value
Date of Grant	Granted	Price	Interest Rate	Volatility	($000s)

Mar 18/05	10,000	$14.39	4.17%	57%	83
May 13/05	680,500	$11.52	3.84%	54%	4,301
May 31/05	20,000	$13.58	4.09%	57%	157
Aug 02/05	15,000	$15.15	3.46%	56%	127
Aug 05/05	20,000	$15.50	3.46%	56%	174
Aug 09/05	5,000	$15.01	3.46%	56%	42
Aug 15/05	25,000	$14.97	3.46%	56%	210
Aug 19/05	13,000	$14.60	3.46%	56%	106
Aug 22/05	15,000	$14.81	3.46%	56%	125
Aug 25/05	3,500	$15.61	3.46%	56%	31
Sept 2/05	25,000	$15.73	3.70%	56%	221
The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would have no effect on 2005 income for the three and nine months. However, results reported for 2004 would have reduced income by $144 for the three months and increased the loss by $431 for the nine months ending September 30, 2004.
5. Long Term Debt

Components of long term debt are:	Sept. 30,	Dec. 31,
	2005	2004

US$3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of US$58, and is secured by machinery and equipment with a net book value of US$2,078.	$—	$3,512 (1)

US$2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of US$16, and is secured by specific land and buildings.	2,213	2,391

	$2,213	$5,903
Less: current portion due within one year	2,213	3,095

	$—	$2,808

(1) On May 3, 2005 the remaining lease obligation was repaid by the Corporation.
6. Property Held for Sale
During the third quarter of 2005, the Corporation announced the conditional sale of four drilling rigs. The net book value of these assets have been reclassed on the balance sheet to Property held for sale.
In 2004, certain machining assets were identified as surplus and classified as property held for sale. During the first quarter of 2004, further machining assets with a net book value of $1,209 were identified as surplus and classified as property held for sale. Management wrote down these assets by $1,174 to their estimated net realizable value based on an independent appraisal in 2004. During the first six months of 2005, proceeds of $2,789 were received on the sale of a majority of these assets which resulted in gains of $758 that are included in restructuring and other exceptional items. During the third quarter of 2005 an additional $74 of assets were written off to restructuring and other exceptional items and the remaining $178 of assets are now back in use.

10	TESCO CORPORATION 2005 THIRD QUARTER REPORT

7. Contingencies
In October 2005, the Mexican Supreme Court denied TESCO’s appeal of the 1996 Mexican tax reassessment. As a result of this and previous court decisions, a revised reassessment must be calculated by the Mexican Tax Court and is subject to appeal by TESCO. Until this revised reassessment is received, the effect on the financial statements is not reasonably estimable.
The Corporation is party to a lawsuit filed by Varco I/P, Inc. alleging patent infringement relating to TESCO’s proprietary casing running system. Management has filed a countersuit and its Legal advisors believe the Corporation will prevail in this matter. The amount of any future financial impact is not determinable.
8. Subsequent Events
As of October 4, 2005 the Corporation has agreed to sell its investment in Drillers Technology Corp. to Saxon Energy Services, Inc. for the tender offer price of $1.85 per share. If Saxon’s offer is successful, the Corporation’s 5,400,400 shares of Drillers Technology Corp. will result in proceeds to the Corporation of approximately $10 million. The acquisition by Saxon Energy Services, Inc. is subject to certain conditions which must be fulfilled by both parties pursuant to the terms of the acquisition agreement.
On November 2, 2005, the Corporation purchased the assets of Tong Specialty and Cheyenne Services for approximately US$50 million. Tong Specialty, based in Lafayette, Louisiana and Cheyenne Services, based in Houston, Texas, provide a broad offering of tubular running and related services offshore in the US Gulf of Mexico and onshore in Texas and Louisiana. In connection with these transactions and subsequent to September 30, 2005, the Corporation has retired all outstanding debt, cancelled its existing secured credit facilities and entered into a new US$100 million secured credit facility which matures October 31, 2010 with JP Morgan Chase to fund these acquisitions, finance potential future acquisitions, and provide working capital support.

TESCO CORPORATION 2005 THIRD QUARTER REPORT	11

Segment Information
Three and Nine Months Ended September 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited
Commencing January 1, 2005 the Corporation has realigned the structure by which it delivers its services and products to its customers and has organized its activities into two businesses, Top Drive and Casing Services. The Top Drive business comprises top drive sales, top drive rentals and aftermarket sales and service. The Casing Services business includes CASING DRILLING® and casing running, as well as downhole tool rental and accessory sales. The Top Drive and Casing Services businesses report their results of operations to the level of operating income. Certain functions, including research and engineering activities, certain sales and marketing activities and corporate general and administrative expenses, are provided centrally from the corporate office; the costs of these functions, together with stock compensation, net financial (income) expense and income taxes, are not allocated to these segments. Assets are allocated to the Top Drive or Casing Services businesses to which they specifically relate; operations and manufacturing facilities are included in corporate assets, with depreciation on these assets allocated to the operating segments on the basis of revenues earned in the period. Significant financial information relating to these segments is as follows.

Three months to:	September 30, 2005				September 30, 2004
			Corporate				Corporate
	Top	Casing	and		Top	Casing	and
	Drives	Services	Other	Total	Drives	Services	Other	Total

Revenues	40,509	21,115	—	61,624	31,045	14,803	—	45,848

Depreciation and amortization	2,017	2,635	465	5,117	2,597	1,687	490	4,774

Operating income	11,479	4,167	(9,800)	5,846	5,668	2,853	(5,273)	3,248

Financial (expense)			2,297	2,297			1,538	1,538
Restructuring and other exceptional items			74	74			—	—

Income before taxes				3,475				1,710

Geographic source of revenues:
Canada				13,588				3,621
United States				33,700				22,734
Latin America				6,999				2,212
Other				7,337				17,281

Total				61,624				45,848

Nine months to:	September 30, 2005				September 30, 2004
			Corporate				Corporate
	Top	Casing	and		Top	Casing	and
	Drives	Services	Other	Total	Drives	Services	Other	Total

Revenues	111,971	55,704	—	167,675	90,713	42,802	—	133,515

Depreciation and amortization	6,036	7,213	1,285	14,534	7,179	5,594	1,448	14,221

Operating income	31,845	12,530	(25,417)	18,958	15,128	5,150	(15,816)	4,462

Financial income (expense)			1,182	1,182			3,992	3,992
Restructuring and other exceptional items			(684)	(684)			—	—

Income before taxes				18,460				470

Geographic source of revenues:
Canada				30,113				15,007
United States				94,080				67,337
Latin America				17,770				7,329
Other				25,712				43,842

Total				167,675				133,515

12	TESCO CORPORATION 2005 THIRD QUARTER REPORT

DIRECTORS
Fred J. Dyment[1,2] Independent Businessman Calgary, Alberta Gary L. Kott[1],[3] Independent Businessman Montgomery, Texas William S. Rice [2],3,[5] Chairman of the Board Bennett Jones LLP [4] Calgary, Alberta Norman W. Robertson 1, 3, [6] Independent Businessman Calgary, Alberta Michael W. Sutherlin [2] Executive Vice President Joy Global Inc. Sewickley, Pennsylvania C. Thomas Weatherford [1] Independent Businessman Los Gatos, California Julio M. Quintana President and Chief Executive Officer TESCO Corporation Sugarland, Texas Robert M. Tessari Vice Chairman and Chief Technology Officer TESCO Corporation Calgary, Alberta 1. Audit Committee 2. Corporate Governance Committee 3. Compensation Committee 4. Resigned June 30, 2005 5. Resigned effective November 3, 2005 as Chairman of the Board, Board Member and Committee Member 6. Appointed Chairman of the Board
effective November 3, 2005
OFFICERS Julio M. Quintana President and
Chief Executive Officer
Robert M. Tessari Vice Chairman and Chief Technology Officer Michael C. Kearney Executive Vice President and Chief Financial Officer Per G. Angman Senior Vice President Engineering and Manufacturing K. Evert Beierbach Senior Vice President Operations Nigel M. Lakey Vice President Marketing and Business Development Robert C. Van Walleghem General Counsel and Corporate Secretary AUDITORS PricewaterhouseCoopers LLP Calgary, Alberta TRANSFER AGENTS Computershare Trust Company of Canada Calgary, Alberta Computershare Trust Company Denver, Colorado
LOCATIONS
TESCO Corporation (Corporate Headquarters) 6204 -6A Street S.E. Calgary, Alberta T2H 2B7 Tel: 403 692 5700 Fax: 403 692 5710
TESCO Operations
(Manufacturing)
4930 — 74th Avenue S.E.
Calgary, Alberta T2C 3C9 Tel: 403 692 5700
Fax: 403 692 5710
TESCO Corporation (US)  (Executive Offices) 11330 Brittmoore Park Drive Houston, Texas 77041 Tel: 713 849 5900 Fax: 713 849 0075
TESCO Services Inc. 11330 Brittmoore Park Drive Houston, Texas 77041 Tel: 713 849 5900 Fax: 713 849 0075
TESCO Corporation Sucursal Mexico & TESCO Oilfield Services de Mexico
Poniente 1 Sur Manzana L, Lote 2A y 2B Puerto I. Pesquero “Laguna Azul”
24140 Ciudad del Carmen, Campeche
Mexico
Tel: 011 52 938 382 7645
Fax: 011 52 938 384 2116
TESCO Corporation Sucursal
Argentina Av. Belgrano 1217
6to Piso, Oficina 64 C1093AAA — Buenos Aires,
Argentina
Tel: 011 54114 384 0199
Fax: 011 54114 384 0191
TESCO Corporation Sucursal
Venezuela Ave. Stadium, Centro Com. Judibana
(CADA) 1er Piso, Local 8
Puerto la Cruz, Edo Anzoategui
Venezuela
Tel:01158 281 267 2931
Fax: 011 58 281 266 0790 PT TESCO Indonesia Ratu Plaza Office Tower
12th Floor, JI. Jend. Sudirman No. 9
Jakarta 10270 Indonesia
Tel: 011 62 021725 5454
Fax: 011 62 021725 5352

TESCO CORPORATION
6204 — 6A Street S.E. Calgary, Alberta T2H 2B7
Tel: 403 692 5700 Fax: 403 692 5710 investor@tescocorp.comwww.tescocorp.com